Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Conference Call Presentation Slides

On July 20, 2011, Nalco Holding Company (“Nalco”) and Ecolab Inc. (“Ecolab”) hosted a joint conference call relating to the proposed merger of Nalco and Ecolab.  Nalco and Ecolab issued the following presentation in conjunction with the conference call:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary  or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Ecolab Merger with Nalco

Creating the global leader in cleaning, sanitizing
and water management
July 20, 2011

Cautionary Statement
This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation
Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to
Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or
Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x)
the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.
Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab
and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger.
In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information
Additional Information and Where to Find it
Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND
JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME
AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at
www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601
West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street,
N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Merger Solicitation
Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by
Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Agenda
y Transaction Overview
y Rationale and Strategy
y Nalco Overview
y Strategic Fit
y Financial Summary and EPS Forecast Update
y Summary

Nalco
y Leading global provider of water
 management services operating
 in 150 countries
y Leading positions in water,
 energy and process technology
 and services
y More than 2x the size of nearest
 competitor in water services
y Industry-leading technology
y Emerging markets strategy
 focuses resources in areas of
 rapid growth
Ecolab
y Leading global provider of
 cleaning and sanitizing
 operating in 160 countries
y Leading positions in food safety
 hygiene, healthcare infection
 prevention and commercial pest
 elimination
y Industry leader in service
 expertise, technology and
 innovation
y Strong, consistent track record
 of revenue growth, profitability
 and cash flow
Two Global Leaders with Complementary
Businesses and Strengths

Snapshot of Companies
	Ecolab	Nalco
Market Cap	$13.0B	$4.0B
2010 Revenues	$6.1B	$4.3B
2010 EBITDA	$1,162M	$747M
2010 Net Income	$530M	$196M
Employees	26,500 in 160 countries	12,500 in 150 countries
Sales/Service Employees	14,500	7,500
Technology Centers	7	14
2010 R&D	$88M	$80M
Headquarters	St. Paul, MN	Naperville, IL

y Ecolab merging Nalco to form the world’s leading cleaning, sanitizing and water management company, serving the institutional, industrial and energy (oil and gas)
 markets
y Nalco shareholders receive consideration valued at approximately $38.80, paid 70 percent stock / 30 percent cash subject to proration and adjustment
 ▪ Nalco shareholders will be entitled to receive, for each Nalco share, 0.7005 shares of Ecolab or
 $38.80 in cash, subject to proration such that overall consideration paid to Nalco shareholders shall be 70 percent Ecolab shares and 30 percent cash
 ▪ Nalco shareholders will receive in aggregate $5.4 billion ($3.8 billion Ecolab stock and $1.6 billion in cash)
y Total enterprise value of $8.1 billion, inclusive of $2.7 billion in Nalco net debt
 ▪ 10.9x 2011E EBITDA
 ▪ 9.0x 2011E EBITDA (with approximately $150 million of run-rate-cost synergies)
y Accretive to EPS and EPS growth
 ▪ 2012 EPS accretion of approximately $0.10 per share
 ▪ Combined company adjusted 2012 EPS forecast to be approximately $3.00 per share
y Nalco management team to join Ecolab
y Expected closing prior to year-end 2011
 ▪ Subject to regulatory approval and other customary closing conditions
 ▪ Ecolab and Nalco shareholder votes
Transaction Overview

Compelling Strategic and Financial Benefits
y Creates Market Leader Serving Mega Trends
 ▪ Common mission: cleaner, safer, healthier
 ▪ Positioned to capitalize on mega trends: Growth in food demand and food safety challenges, energy demands, water scarcity, aging population’s needs for healthcare, shifting economic trends
y Combination Poised To Capitalize on Trends, Driving Even Faster Growth
 ▪ Unique Circle the Customer, innovation and process synergies
 ▪ Increased scale and exposure in emerging markets
 ▪ Strong combined management team and financial resources
y Strong Business Model, Technology and Culture Fit
 ▪ Shared growth and customer service culture mindset
 ▪ Both operate unique service/technology models
 ▪ Highly compatible and leveragable technology know how
y Compelling shareholder value creation: accretive transaction
 ▪ Attractive revenue synergy opportunities
 ▪ Approximately $150 million of cost synergies identified
 ▪ Transaction is expected to be accretive to EPS in 2012 and subsequent years, bolstering double-
 digit growth
y Conservative Financial Position Maintained
 ▪ Expected to retain a strong investment grade rating, reflecting the strong Ecolab balance sheet and significant cash flow generation and deleveraging post-combination

Macro Trends in Favor of Combined Platform
Aging Population
Energy / Material
Demand
Water Shortage
Nature
Out of Home Shift
(meal preparation)
Technology
y Meal prep away from home continues in emerging markets.
y Aging population in EMEA, Japan, and China will drive travel and healthcare
y Demand for energy and water driving higher costs and shorter supply, with dramatically different geographic magnitude and timing
y Water scarcity is expected to be a dominant issue, particularly in high growth emerging market economies
y Evolution presents new food safety and infection challenges
y Science & technology requires broader set of product and process improvements
Population Growth
Economic Shifts
y More people: +50% by 2050. Trend toward protein means 2x
 calories will be needed
y Food production accounts for nearly 75% of water consumption
y Emerging markets will account for the majority of absolute GDP growth through 2015

Nalco
Overview

Nalco Overview
y Naperville, Illinois based
y 12,500 employees
y Servicing 50,000 customer
 locations in more than 150
 countries
y Specialty chemical and
 service company
y NYSE: NLC
y $4.3B Revenue (2010)
y $4.0B Market Cap(1)
y $6.7B Enterprise Value(1)
y $2.7B of net debt due to
 previous LBO
Essential Expertise for
Water, Energy and Air
(1) As of July 19, 2011.

Essential Expertise for Water Management
Strengths
● Diverse customers and industries served
● Global reach
● World class industry experts
● Customer focused, integrated approach
● Industry leading technology
Customer Value Proposition
Environmental Sustainability
● Providing clean water
● Using less water
● Creating energy savings
Economic Sustainability
● Reducing costs
● Maximizing production
● Preserving assets
Social Sustainability
● Focusing on safety

Nalco Overview
2010
Market
Position
▪ #1 Market Position
▪ $6B global market
▪ #3 Market Position
▪ $7B global market
▪ #1 Market Position
▪ $6B global market
Service
Overview
Water treatment chemistry
for industry (including
F&B, hospitality, etc.)
Water treatment and
process chemistry for
paper industry
Water treatment and
process chemistry for oil
and gas recovery, refining
and processing
Paper Services
Energy Services
2010 Sales
$1.8B (42% total)
$0.8B (18% total)
$1.7B (40% total)
Markets
Served
Light and heavy industrial,
hotels, hospitals,
commercial buildings, food
and beverage processing
Paper and pulp
production
Upstream and
downstream gas and oil
exploration and refining

Water
Quality
& Scarcity
Positioned to Benefit from Mega Trends
y Consumption increases exponentially with industrialization of emerging countries vs. global water scarcity
y Water a key limiting factor for industrial growth in many regions
y Increasing emphasis on water efficiency & re-use
y Emerging markets driving demand growth for oil and gas
y Poor quality of oil and challenging locations for new oil and gas resources require increased technical sophistication
y New energy resources are increasingly water intensive
y Economic growth shifts towards emerging markets where water and energy are stressed
y Energy, mining & paper are “anchor” industries in emerging economies
y Water quality and availability are critical to safe food, healthy lives and successful economies
Energy
Demand &
Scarcity
Emerging
Markets
Growth

AP/LA
27%
North
America
49%
EMEA
24%

Institutional
5%
Paper
18%
Energy
40%
Industrial
31%
F&B
6%

Diverse End Market and Geographic Mix
Nalco Geographic Mix
Nalco End Market Mix
2010 Revenue: $4.3B
2010 Adj. Operating Income: $508M(1)
Note: Based on revenue.
(1) Adjusted operating income excludes $55mm of earnings related to the sale of COREXIT dispersants in connection with the Gulf of Mexico oil spill,
$36mm of earnings related to businesses divested during 2010, and other one-time adjustments and non-recurring charges.

Unmatched, Diverse Global Presence
North America
2010 Sales: $2.1B
Employees: ~4,600
Plants: 18
Europe, Africa, Middle East
2010 Sales: $1.0B
Employees: ~2,800
Plants: 13
Asia / Pacific
2010 Sales: $0.7B
Employees: ~2,500
Plants: 13
Latin America
2010 Sales: $0.5B
Employees: ~1,600
Plants: 6
y 50,000 Customers
y 7,500 Sales and Service Professionals
y Largest Customer <5% of sales
y Of Top 20 Customers, 19 with Nalco >10 years
Countries of Operation
Plant
$750M Revenue in Emerging Markets

Similar Business Model to Ecolab
y Customer-intimate approach
 driven by strong technical field
 service organization, direct sales
 channel and process knowhow
y Innovation in services, automation,
 chemistry and specialty equipment
y Recurring revenues from multi-year
 service agreements
y Value-focused delivery of solutions
 that continually provide lower total
 cost of operation and improved
 environmental performance
Recurring
Customer-intimate

Fundamentals of Water Treatment Businesses
y Water is integral to industrial processes, including cleaning and sanitizing:
 ▪ Water added
 ▪ Water cleaned and/or recycled
 ▪ Water extracted
 ▪ Water quality protected
y “Tools” for water business across all industries
 ▪ Specialty chemistry and service (biocides, surfactants, coagulants, polymers, flocculants, etc)
 ▪ Field know-how and technical application
 ▪ Dispensing and control
 ▪ Increasingly, information on process operation and service
y Largest segments
 ▪ Boiler and cooler water treatment
 ▪ Cleaning and sanitation - Clean-in-Place systems
 ▪ Waste water treatment
 ▪ Mining and mineral processing
 ▪ Oil and gas extraction and processing
 ▪ Pulp & paper processing

End Markets

Others
9%
Power
16%
Metal
11%
Mining
11%
Chemical
10%
F&B
16%
Manufacturing
14%
Institutional
13%

Water Services Division
y Market Position: #1 in $6B global water treatment chemical
   & service market
Competition(1)
y Core offering:
 ▪ Boiler and cooling water treatment
 ▪ Raw and waste water treatment
 ▪ Mining and mineral process aids and operational efficiency
 ▪ Air emission control and combustion efficiency
 ▪ 3D TRASAR and 360 Monitoring
1) Estimated market share.
Nalco
 28%
Ashland
 7%
GE Betz
 8%
Danaher
 3%
BASF
 3%
Kurita
 5%
Others
 46%
(Industrial and Institutional)

Ashland
21%
BASF
15%
Nalco
11%
Kemira
11%
Buckman
3%
AkzoNobel
3%
Others
36%

1) Estimated market share.
Paper Services Division
y Market position: #3 in $7B global pulp and paper water treatment, service and process chemicals market
y Core offering:
 ▪ Boiler and cooling water treatment
 ▪ Raw and waste water treatment
 ▪ Pulp and paper process aids and operational efficiency
 ▪ Air emission control and combustion efficiency
 ▪ 3D TRASAR and 360 Monitoring
Tissue
 13%
Graphics
 Grades
 50%
Board & Packaging
 37%
Competition(1)
End Markets

Petrochemical processing
Drillingand extraction
Oil and gas production

Energy Services Division
y Market Position: #1 in $6B market; provider to petrochemical industry of water treatment/service, and process aids for oil and gas recovery and processing
▪ Refining
y Core offering:
 ▪ Boiler, cooling, raw and waste water treatment
 ▪ Enhanced oil recovery
 ▪ Oil and gas processing aids and operational efficiency aids
 ▪ Air emission control and combustion efficiency
 ▪ 3D TRASAR and 360 Monitoring
Others
 33%
Nalco
 30%
Champion
 5%
GE Betz
 9%
Baker
 Petrolite
 23%
Upstream
 60%
Downstrea
 m
 40%
Competition(1)
End Markets
1) Estimated market share.

Why Ecolab and Nalco Fit
y Water scarcity is a major world challenge… and a growth opportunity
 ▪ 40% of the world will be living in water scarce regions by 2025, especially India and
 China
 ▪ Water is an industrial growth limiting factor in many regions
 ▪ Large expanding market, growing faster than global GDP
y Fundamental growth opportunity
 ▪ “Food safety” also “water scarcity” issue
 ▪ Growth opportunity in core markets… attractive adjacency
 ▪ Water integral to cleaning & sanitizing
 ▪ Sustainability increasingly a strategic imperative of our customers
y Energy a large, high growth, attractive segment opportunity
 ▪ High single-digit to low double-digit growth rates driven by more difficult-to-reach, harder to treat oil, where water is a key part of the extraction process
 ▪ Significant growth opportunities in emerging market countries
 ▪ Technology and service differentiation key to driving growth and customer relationships
y Our business models fit
 ▪ Service culture and market leader
 ▪ Service/Chemistry model with recurring revenue stream
 ▪ Innovation, customer application know-how critical to deliver value

Strong
Strategic Fit
+

Technology and Service Focus
y Sales and Services Employees 14,500 7,500
y Technology Centers  7  14
y Patents  3,700+  1,800+
y R&D Employees  700  600
y R&D 2010 investment  $88M  $80M

Balanced Industry Mix
Combined
Foodservice
F&B
Healthcare
Hospitality
35%
25%
15%
10%
15%
Other
Foodservice
Industrial
Paper
Hospitality
F&B
40%
31%
5%
6%
18%
20%
17%
9%
7%
13%
F&B
Energy
Industrial
Paper
Healthcare
Hospitality
Other
17%
9%
8%
Energy

Balanced Geographic Mix
	Ecolab	Nalco	Combined

North America	55%	49%	53%
EMEA	30%	24%	27%
Asia Pacific / Latin America	15%	27%	20%
$1.5 billion Emerging Market Presence

Stronger Foundation
y $11B in combined revenue
y Strong cash flow: ~$1.2B in
 operating cash flow, ~$2B in
 EBITDA
y Strong balance sheet and
 financial wherewithal
y More balanced industry mix
Great Fit
y Similar business cultures
y Technology and business model
 alignment
y Complete the circle of solutions
y Limited direct overlap …
 minimum disruption
Essential Expertise for
Water Management
Cleaner Safer. Healthier.
More Efficient. More
Sustainable.
Everywhere it Matters
Enhances both companies’ prospects for greater growth
Stronger Foundation for Combined Company

Complementary Strengths
Corporate Account
Model
Technology
Technology
Service Culture
Service Culture
Industrial Supply
Chain Expertise
Customer Base
Customer Base
Customer Value
Customer Value

Synergies
y Accelerated Growth Opportunities
 ▪ Water treatment to Ecolab’s Food & Beverage, Institutional, Kay, Textile Care customers
 ▪ Institutional, Pest Elimination to Nalco’s Industrial, Paper, Oil and Gas customers
 ▪ Expand service and innovation investments
 ▪ Accelerate energy and emerging markets investment
y Cost Synergies
 ▪ Focused on near-term cost synergies and expect approximately $150 million of annualized cost savings
 ▪ Approximately one-third related to G&A and two-thirds related to supply chain
 ▪ No reductions in sales and service or R&D associates
y Management and Financial Leverage
 ▪ Similar business models and cultures
 ▪ Combination creates significant management capabilities and greater Nalco financial flexibility
y Innovation Synergies: Cross-Pollenization
 ▪ Nalco’s 3D TRASAR potential in Food & Beverage Clean-in-Place plant cleaning systems and commercial laundries
 ▪ Ecolab’s field technologies and antimicrobial science applications for Water, Energy and
 Paper
y Ecolab’s history of success in delivering

Financial
Summary

Financial Strength
($ in billions)
FY 2010 Financials	Ecolab	Nalco (*)	Ecolab Post- Merger(*)

Revenue	$6.1	$4.1	$10.2

Gross Profit	$3.1	$1.8	$4.9
% Margin	50.2%	44.6%	47.9%

Operating Income	$0.8	$0.5	$1.3
% Margin	13.4%	12.4%	13.0%

EBITDA	$1.2	$0.7	$1.8
% Margin	19.0%	16.5%	17.9%

Net Income	$0.5	$0.2	$0.7
Note: Figures adjusted for non-recurring items.
*  Revenue and EBITDA exclude $90 million and $55 million of sales and earnings related to the sale of COREXIT dispersants in connection with the Gulf of Mexico oil spill respectively. Revenue and EBITDA exclude $70 million and $22 million related to businesses divested during 2010, and other one-time adjustments and non-recurring charges respectively.

Adjusted EBITDA(1)
$2,500
$2,000
$1,500
$1,000
$500
$0
$882
$981
$1,073
$1,083
$1,162
$1,279
$2,019
NALCO
ECOLAB
2006
2007
2008
2009
2010
2011E
2011E Pro Forma

Significantly Increase Scale
($ mlns)
Note: 2011E figures represent Ecolab and Nalco management forecasts.
1) Defined as Operating Income excluding special gains and charges plus Depreciation & Amortization.

Significant Cost Synergy Potential
Run Rate Cost Synergies

G&A	$50
Supply Chain	100
Field Sales and Services	0
R&D	0
Total Cost Synergies	$150
($ in millions)

y Ecolab merging Nalco to form the world’s leading cleaning, sanitizing and water management company, serving the institutional, industrial and energy (oil and gas)
 markets
y Nalco shareholders receive consideration valued at approximately $38.80, paid 70 percent stock / 30 percent cash subject to proration and adjustment
 ▪ Nalco shareholders will be entitled to receive, for each Nalco share, 0.7005 shares of Ecolab or
 $38.80 in cash, subject to proration such that overall consideration paid to Nalco shareholders shall be 70 percent Ecolab shares and 30 percent cash
 ▪ Nalco shareholders will receive in aggregate $5.4 billion ($3.8 billion Ecolab stock and $1.6 billion in cash)
y Total enterprise value of $8.1 billion, inclusive of $2.7 billion in Nalco net debt
 ▪ 10.9x 2011E EBITDA
 ▪ 9.0x 2011E EBITDA (with approximately $150 million of run-rate-cost synergies)
y Accretive to EPS and EPS growth
 ▪ 2012 EPS accretion of approximately $0.10 per share
 ▪ Combined company adjusted 2012 EPS forecast to be approximately $3.00 per share
y Nalco management team to join Ecolab
y Expected closing prior to year-end 2011
 ▪ Subject to regulatory approval and other customary closing conditions
 ▪ Ecolab and Nalco shareholder votes
Transaction Overview

Financing
y Financing
 ▪ $2.9 billion at closing for equity purchase and payoff of Nalco ST and securitized debt
y Financing to be addressed in next few weeks, including:
 ▪ New $1.5 billion revolver facility
 ▪ ST / LT Debt offering
 ▪ Committed financing
y Estimated Net Debt / EBITDA of ~2.7x
y Financial policy oriented toward an A range credit

Closing Conditions
y Receipt of necessary regulatory approvals / clearances
 ▪ Will require U.S., EU and other filings
y Completion of standard and customary closing conditions
 ▪ No financing contingency
y Shareholder votes
y Path to completion
 ▪ Expect to close by the end of 2011

2Q, 2011 Adjusted EPS Forecasts Raised
y Second Quarter (ended June 30) Expected to Reach Top
 End of Forecast
 ▪  Prior Guidance: adjusted EPS $0.62-$0.64
 ▪  Expected: adjusted EPS $0.64 (+14%)
y  Raising Full Year 2011 Guidance (excluding transaction)
 ▪  Prior Guidance: adjusted EPS $2.49 - $2.53 (+12% - 13%)
 ▪  New Guidance: adjusted EPS $2.52 - $2.56 (+13% - 15%)

Summary

Summary
y Market Leaders Serving Mega-Trends: Making the world cleaner, safer, healthier and more sustainable leverages mega trends including water scarcity, food safety, increasing energy demand, a larger and older population, and increasing human health challenges.
 ▪ Nalco is well-positioned to benefit from water, energy and emerging market trends, all providing strong long-term potential.
 - Proven model of great technology and superior field service.
 - New management team that has re-focused the company on growth.
 ▪ Ecolab is well-positioned in food safety and healthcare, benefiting from an increasing global focus on cleaning and sanitizing.
 - Leading technologies and the largest and best-trained sales and service force.
 - Proven and seasoned management team that has consistently delivered.
y Strengthened Combined Foundation: Global leadership positions in major end markets provides improved business balance.
y Strengthened Emerging Markets Exposure: The combined company will have more than $1.5 billion position in high growth emerging markets
y Leading Customers: Both companies serve the leaders in their end markets and have longstanding customer relationships built on premium products and service.

Summary
y Accelerated Growth: Faster expected growth together than either company can accomplish individually.
y Compatible and Complementary: Great fit in corporate cultures, technologies, competencies and business models.
 ▪ Nalco offers strong compatibility and a natural complement to Ecolab
 - Business model and value proposition fit with Ecolab’s
 - Combination provides more balanced end market exposure
 ▪ Water treatment is a core need for Ecolab’s customers, and presents an essential
 Circle the Customer opportunity
y Leadership continuity: Nalco operating management team will join Ecolab
y Attractive Synergies: Expect approximately $150 million in combined cost synergies
y Solid financial performance with potential for improved growth
 ▪ Accretive to EPS in 2012 and beyond
 ▪ Strong post-merger balance sheet with expected strong investment grade rating due to the limited cash component in the transaction
 ▪ Strong cash flow allows both business investment in critical growth drivers and for debt reduction